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                         June 9, 2023

       Joseph Dively
       Chairman, President and Chief Executive Officer
       First Mid Bancshares, Inc.
       1421 Charleston Avenue,
       Mattoon, Illinois 61938

                                                        Re: First Mid
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed on May 30,
2023
                                                            File No. 333-272273

       Dear Joseph Dively:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at Adegbuyiai@sec.gov with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Finance
       cc:                                              Jason Zgliniec